Mail Stop 3561

March 20, 2008

Alfred J. Amoroso
Chief Executive Officer
Macrovision Solutions Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

Re: Macrovision Solutions Corporation
Amendment No. 1 to Form S-4 filed February 29, 2008
File No. 333-148825

Dear Mr. Amoroso:

　　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

　　　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　　　Page references refer to the marked copy of the S-4 provided to us.

General

1. Please provide your analysis of why the exchange and ultimate deregistration of Gemstar shares is not a "going private" transaction under Rule 13e-3 of the Exchange Act of 1934. Alternatively, file a Schedule 13E and include the appropriate disclosures in your proxy statement/prospectus.

Cover page

2. We note your response to prior comment 6 and in particular your revisions to the cover page. Please make further revisions to page 3 and throughout the prospectus to clarify that in all cases the proration method requires that the cash consideration of $1.55 billion will be exhausted in this transaction and that no fewer or greater number of shares will be exchanged for cash. Please also explain why your disclosure refers to "approximately" $1.55 billion. If the only amounts that will impact the cash portion of the merger consideration are outstanding options and restricted stock units and appraisal rights, which are disclosed, why is the modifier "approximately" necessary?

3. We note that you are registering "all shares issued in the mergers." Please revise the prospectus cover page to disclose the specific number of shares that you are registering. If the exact number of shares to be registered is uncertain, please include a placeholder for this information.

Our Boards of Directors Unanimously Approved . . ., page 4

4. We note your new disclosure in the final paragraph on page 4. Please state the basis for the conclusion by the board of Macrovision that the combined company "should have increased earnings and cash flows," and explain what is meant by "increased." Does the board expect these amounts to be more than merely the sum of the current companies' combined earnings and cashflows and if so, why?

5. Explain what is meant by "full auction" in the first paragraph on page 5.

Because the exchange ratios are fixed…, page 15

6. We note your response to our prior comment number 22. In light of current market conditions, please revise your disclosure here, in the final paragraph on page 7 and in the fifth paragraph on page 29 to discuss the options available to a party under the merger agreement in the event of a substantial deterioration in general market conditions, as described on page 95. Please also explain whether the total termination fee cap described on page 7 applies in the case of any termination or only the ones contemplated on page 7.

Information Regarding Forward-Looking Statements, page 19

7. Please remove references to the Private Securities Litigation Reform Act as it does not apply to initial public offerings such as this.

Gemstar-TV Guide International, page 21

8. We note your response to prior comment 26. Specifically, please describe what you mean by "properties" when referring to the "the television, publishing and new media" business of Gemstar.

Background of the mergers, page 28

9. We note that Gemstar made a presentation to interested parties, as disclosed on page 29 and that Mr. Amaroso met with Gemstar management to discuss strategic vision, as discussed on page 33. Please provide us with copies of any materials prepared by the presenter for these meetings, if the board of the party to whom the presentation was given relied upon the materials in making its decision to approve the proposed merger.

10. We note your response to prior comment 29. However, in many instances, you continue to use general terms, such as "senior management", "management", "legal department" and "advisors", rather than identifying the persons involved in each contact or negotiation. This lack of specificity is particularly pronounced in your description of several of the background events from Spring 2007 through October 2007. Please revise to identify the key individuals involved in the events described.

11. While we note your response to prior comment 30, it does not appear that you have revised your disclosure to discuss the instructions provided by the board to your representatives. Please revise to describe the board's instructions so that investors may assess whether the board's objectives in the various negotiations were accomplished.

12. We note your response to prior comment 32. Your disclosure is ambiguous as to whether Macrovision was exploring strategic alternatives prior to its contact with UBS on or after July 9, 2007. Please include a clear statement in this regard.

13. It is also unclear whether Macrovision began its due diligence review of Gemstar prior to the board meeting on July 26, 2007. Please revise to clarify. In addition, please expand your description of the July 26 meeting to discuss in greater detail the substance of the information, including initial due diligence results related to Gemstar, if any, which was presented to the board at that meeting.

14. While we note your response to prior comment 34, we re-issue the comment. Please describe the "internal evaluation" which resulted in the decision to make an initial offer to Gemstar of $6.00 to $6.25 per share.

15. In response to our prior comment 31, it appears that you have deleted the term "conditionality" and added disclosure in the spillover paragraph at the top of page

31. However, the term appears in several other places in this section. Please revise your discussion to better reflect the progress of your negotiations. That is, in each instance, revise to specifically discuss the proposed conditions; how the proposed conditions differ from conditions which were proposed during prior rounds of negotiations; and, to the extent applicable, the basis for the board's continued objections to the proposed conditions.

16. Refer to the third full paragraph on page 31. Revise here and each other place where you refer to strategic alternatives considered by either company's board to more specifically identify each alternative considered and specifically discuss the reasons for its rejection. A vague reference to "strategic issues" is not sufficient.

17. We note your response to our prior comment number 37; however, we continue to believe that more disclosure about the negotiation of News Corporation's voting agreement and influence on the process is key to an understanding of the development of the merger. For example, you suggest in the fifth paragraph on page 28 that it was News Corporation's indication that it might sell its interest in Gemstar that gave rise to Gemstar's initial consideration of "strategic initiatives" that eventually lead to the merger agreement. Why did Gemstar care that News Corporation might seek to divest its Gemstar interest? How was the voting agreement instrumental, if at all, to completion of the negotiations? Even if News Corporation "did not engage in any negotiations or discussion with Macrovision except with respect to the Voting Agreement," as you state, it appears that it nevertheless may have influenced the process. Please discuss the development of the voting agreement in your disclosure, including the first discussion of its importance to the transaction as well as key points in its development.

Combination of complimentary solutions, page 35

18. Please disclose whether you anticipate any compatibility issues which may prohibit or restrict your ability to link Macrovision offerings with Gemstar offerings via the connected platform.

Expanded blue chip customer base, page 36

19. While we note your response to prior comment 39, we continue to believe that your disclosure should provide a statement of the companies' significance to Gemstar or Macrovision. For example, if a company named represents only a nominal portion of one company's revenues, it may not be appropriate to name the company, even if it is an easily recognized name.

20. We note the second bullet. Please explain what is meant by the term "system operators."

Other factors considered by the Macrovision board, page 37

21. We note your response to prior comment 40. Although we acknowledge that the factors listed may have been part of a "larger analysis or had multiple competing effects", it is still necessary to disclose the significance of the factors listed. Specifically, please revise the bullets in this section to discuss how each point supports or does not support a finding of fairness. You may also wish to consider adding language in this section which expresses, if true, that no single factor or set of factors was dispositive.

Opinions of Macrovision's Financial Advisors, page 43

22. Revise significantly for clarity. While we understand that the opinions are based upon complex financial analyses, this registration statement is meant to be read by average investors not in the financial services industry.   As such, phrases like "sensitizing for unlevered beta and the ratio of net debt to equity" should be rewritten to clearly convey the concept in lay terms.

Public Trading Multiples, page 45
Selected Transaction Analysis, page 46

23. For each financial advisor, please revise your disclosure to include the supplemental information contained in your responses to our prior comments 48 and 50.

24. For each financial advisor, please state that the structure of the selected comparable transactions may not be similar to the present transaction because the transactions selected were not chosen on the basis of any structural similarities.

25. We note page 18 of your board book prepared by JPMorgan. The book indicates that Gemstar-News Corp. was among your selected transactions. Please revise this section to disclose.

Discounted Cash Flow Analysis, page 46

26. Explain why JPMorgan chose discount rates from 11% to 13% when the WACC analysis yielded rates ranging from 10.7% to 13.1%.

Precedent Merger and Acquisition Analysis, page 52

27. We note page 48 of the board book prepared by Houlihan Lokey. The book refers to several comparable transactions which were not disclosed in the prospectus. Please revise to disclose.

Certain Gemstar Projections, page 60

28. We note that you have provided projections through the fiscal year ended
December 31, 2011. It appears that you applied the same discount consistently to
your projections for the fiscal years presented. As such, it would not appear that
quantifying the discount applied by Macrovision to Gemstar would provide
competitors with information regarding strategic focus and priority, or internal
assessments of merit, that is not already provided by your disclosure. Please
disclose the discount or tell us why you believe stockholders are able to make an
informed decision without this information related to the adjustment of the
Gemstar projections.

Opinions of Gemstar's Financial Advisor, page 61

29. We note your response to prior comment 55. However, we are unable to locate
the disclosure on pages 64 and 66 that you reference in your response. Please
revise to explain why UBS deemed the excluded analyses to be "not meaningful",
as stated in your response letter.

Selected Transaction Analysis, page 67

30. We note that page 28 of the board book provided by UBS includes an analysis of
the premiums paid in certain selected acquisitions of technology companies.
Please revise the prospectus to disclose the selected companies.

Board of Directors and Management after the Mergers

31. Please disclose when you expect the board nominees to be identified and file
consents of those individuals once identified.

Appendices C, D and E: Opinions of JP Morgan, Houlihan Lokey and UBS

32. We note your response to prior comment 64. Please have Houlihan Lokey supply
a version of its consent which omits the second paragraph, as it expressly limits
reliance by investors.

Exhibit 8.1

33. We have reviewed Exhibit 8.1. If your counsel wishes to use a short form tax
opinion, the opinion of counsel as to the material federal income tax
consequences of the transaction must be clearly stated in the tax section of the
prospectus and the opinion exhibit must confirm that the section of the prospectus
constitutes counsel's opinion. Please supply a revised opinion and revise the tax
section accordingly.

34. Revise to clarify that counsel has relied upon statements and certificates of others as to matters of fact only.

Exhibit 8.2

35. We have reviewed Exhibit 8.2. If your counsel wishes to use a short form tax opinion, the opinion of counsel as to the material federal income tax consequences of the transaction must be clearly stated in the tax section of the prospectus and the opinion exhibit must confirm that the section of the prospectus constitutes counsel's opinion. Please supply a revised opinion and revise the tax section accordingly.

Macrovision Schedule 14A dated March 23, 2007

36. We note your response to prior comment 75. Please confirm that you will comply with this comment in all future filings.

37. While we note your response to prior comment 76, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 76 for additional guidance, as appropriate.

*****

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3211 or David Humphrey at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief - Legal